Exhibit 99.1

China Lodging Group, Limited Provides Update on Hotel Operating Performance in October 2011

SHANGHAI, Nov. 25, 2011 /PRNewswire-Asia-FirstCall/ — China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth economy hotel chain operator in China, today provided an update on the Company’s hotel operating performance in October 2011.

In October 2011, the RevPAR (revenue per available room) came in at RMB176, representing an increase of 6% from September, due to normal seasonality. Outside of Shanghai, for the hotels in operation for at least 18 months, the same-hotel RevPAR increased 6% year-over-year, with 4% increase in ADR and 2% increase in occupancy.

Matthew Zhang, the CEO of the Company, commented, “we are pleased to see the robust result of October, attributable to the strong demand in China’s travel market and our solid execution. We maintain our quarterly revenue guidance of RMB635 to RMB655 million.”

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and high-growth economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

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